Exhibit 99.1
FOR IMMEDIATE RELEASE
For further information contact:

Lisa Ng Brilliance China Automotive Holdings Limited (852) 2523 7227	Carol Lau Weber Shandwick Worldwide (HK) Ltd. (852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES INTENTION TO WITHDRAW LISTING FROM THE NYSE
     (HONG KONG, July 5, 2007) — Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today that, by unanimous written resolutions dated July 5, 2007, the Company’s board of directors resolved to withdraw the Company’s American depositary shares (“ADSs”), each representing 100 ordinary shares par value US$0.01 of the Company, from listing on the New York Stock Exchange (“NYSE”). Notice of such intention has been given to the NYSE.
     In view of the decline in trading volume of the Company’s ADSs and the increase in administrative costs to comply with US reporting and registration obligations, the Company’s board has re-evaluated the merits of maintaining the NYSE listing and has decided to terminate such listing.
     After delisting from the NYSE, the Company plans to maintain its American Depositary Receipt program with The Bank of New York, the depositary bank for the Company’s ADSs. The Company’s ADSs are expected to continue to trade on over-the-counter markets.
     The Company’s ordinary shares will continue to be listed on the Main Board of The Stock Exchange of Hong Kong Limited.